

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

>   **Re: WORK Medical Technology LTD**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted August 22, 2022**
>   **CIK No. 0001929783**

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.   We acknowledge your revised disclosures in response to our prior comment 1. However, please further revise your disclosures throughout your prospectus to reflect that the operations of your PRC subsidiaries could affect other parts of your business. As one example only, please revise your risk disclosures throughout your prospectus to clearly reflect that risks faced by your PRC subsidiaries could also affect the Group as a whole.

2.   Please disclose here how any regulatory actions related to data security or anti-monopoly

concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

About This Prospectus, page 1

3. We note that your revised definitions for "China" and "the PRC" refer to the laws and regulations of mainland China, excluding that of Hong Kong, Macau and Taiwan. Please revise to (1) clarify that legal and operational risks associated with operating in China also apply to your operations in Hong Kong, (2) discuss the commensurate laws and regulations in Hong Kong, and (3) address throughout your filing the legal and regulatory risks and consequences associated with your operations in Hong Kong and those laws and regulations. As an example only, please expand your disclosure under the heading "Enforceability of Civil Liabilities" to address risks related to the enforceability of judgments in Hong Kong. Please also further revise your structure charts so that they are legible.

Prospectus Summary, page 3

4. We refer to your revised disclosures in response to prior comment 17. In an appropriate place in the Summary, please add disclosure to explain that as none of your PRC subsidiaries that manage production lines have prepared the required regulatory reports in connection with fire protection laws and regulations, they may be ordered to stop use of their production lines. Additionally, please move the chart beginning at the bottom of page 6 to the Business section as such detailed information is not appropriate for the summary.

Dividends and Other Distributions, page 10

5. We acknowledge your revised disclosures in response to prior comment 7. Please further revise to clarify your statement that your subsidiary declared the dividend as a result of reducing amounts due to you from the related parties. Additionally, revise to clarify that the dividends were declared to your COO and his spouse, and that they are minority shareholders in the subsidiary.

Risk Factors, page 19

6. Please provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong which result in oversight over data security and explain how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations or policies that have been issued.

The PRC government exerts substantial influence over the manner in which the PRC subsidiaries conduct their business activities., page 21

7. We note your revisions in response to prior comment 2. Please revise the heading for this risk factor to state that the substantial influence that the PRC government may exert over

you could cause your ordinary shares to "significantly" decline in value. Please also revise references to this risk factor and any similar disclosure throughout the prospectus, such as on pages 10, 11 and 12.

Our COO and Liwei Zhang has substantial influence over our company. . . ., page 46

8.   We acknowledge your revised disclosures in response to prior comments 10 and 12. Please further revise to remove mitigating language from your revised risk factors, such as the language at the bottom of page 33. Additionally, if the other three shareholders are not related parties with Mr. Yu or Ms. Zhang, please remove the reference in this risk factor to those shareholders of Hangzhou Hanshi. If they are related parties, please revise here and in your organizational structure disclosures to explain this relationship.

Financing, page 89

9.   We refer to your revised disclosures in response to prior comment 14, and note that your revolving credit agreement with the Bank of Beijing as well as various other financing agreements that you reference have expired or been repaid or will soon be repaid. To the extent applicable, please revise to provide updated disclosures regarding the material terms of any new and material financing arrangements, and file such agreements.

Intellectual Property, page 93

10.   We refer to your revised disclosures in response to prior comment 16. You state that you do not expect any material effects on your business from patents that expire within the next few years because "[o]nce a patent expires, the PRC subsidiaries will pay the renewal fee. . . to maintain the patent's validity." Please revise your disclosures to explain the basis for your statement that expired patents can be renewed.

Related Party Transactions, page 117

11.   Your revised disclosures in response to prior comment 19 indicate that you have ongoing loans with related parties. Please expand your disclosures to provide the largest amount outstanding during the period since the beginning of the preceding three financial years up to the date of your prospectus. Ensure that for each loan, you describe the nature of the loans as well as the transaction in which it was incurred, and state the interest rate on the loan (or state that they are interest-free). Clarify your disclosure to explain how the dividends to Mr. Yu and Ms. Zhang from Hangzhou Shanyou are reflected in these amounts and that Mr. Yu is also your COO. Refer to Item 7.B. of Form 20-F. In addition, please provide your analysis on how you intend to comply with Section 13(k)(1) of the Exchange Act.

General

12.   Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight

Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li, Esq.